Exhibit 99.1

ASML 2015 Fourth Quarter and Annual Financial Results

ASML Holding N.V. will announce its 2015 Fourth Quarter and Annual Financial Results on Wednesday, January 20, 2016.

The press release, Consolidated Financial Statements and presentation will be available at 7.00 am CET (1.00 am EST).

Press Conference, Conference Call and Webcasts

ASML Senior Management will host a press conference at 11.00 am CET (5.00 am EST) and a 60 minute conference call at 3.00 pm CET (9.00 am EST).

The webcast links and documents will be available on www.asml.com

Dial-in procedure

You can register your details at the link below starting immediately. You will then receive the dial-in number, the access code and a unique personal identification code (as well as an Outlook invite with all the details).

Dialing in is possible no sooner than 30 minutes prior to the call.